Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Netlist, Inc. of our reports dated February 28, 2023, relating to the consolidated financial statements of Netlist, Inc. and subsidiaries as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports are included in the Annual Report on Form 10-K of Netlist, Inc. for the year ended December 31, 2022.

Our report dated February 28, 2023, on the effectiveness of internal control over financial reporting as of December 31, 2022, expresses our opinion that Netlist, Inc. and subsidiaries did not maintain effective internal control over financial reporting as of December 31, 2022 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the following material weakness has been identified:

•	The Company’s sole member of the board of directors also serves in an executive management role at the Company. As a result, the Company has ineffective oversight of the financial reporting process due to the lack of an audit committee and the lack of an independent board of directors to ensure adequate monitoring and oversight of internal controls.

/s/ KMJ Corbin & Company LLP

Irvine, California
March 2, 2023